                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                                 August 10, 2001


                                VIVENDI UNIVERSAL

                             42, AVENUE DE FRIEDLAND
                                   75008 PARIS

                                     FRANCE
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X           Form 40-F
                                    -----                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes                       No   X
                                    -----                   -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents:  Press Release.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              VIVENDI UNIVERSAL

                                              By: /s/ Jean-Francois Dubos
                                                 -------------------------------
                                                 Name:  Jean-Francois Dubos
                                                 Title: General Counsel

Date:  August 13, 2001

                                  EXHIBIT LIST

Exhibit             Description
-------             -----------

 99.1             Press Release